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Comstock Capital Corp.

c/o 1605, 6888 Station Hill Drive

Burnaby, B.C. V3N 4X5

May 14, 2007

Golden Goliath Resources Ltd.

Minera Delta S.A. de C.V.

Suite 711 – 675 West Hastings Street

Vancouver, B.C., V6B 1N2

Attention:

J. Paul Sorbara, President

Dear Sirs:

Re: Corona and El Chamizal Properties

The purpose of this letter agreement is to outline the terms of an option agreement whereby the undersigned, Comstock Capital Corp. (the “Optionee”) is to be given an option (the “Corona Option”) to earn a 60% interest in the Corona Property (as that term is defined below) and an option (the “El Chamizal Option”) to earn a 60% interest in the El Chamizal Property (as that term is defined below).

The Optionee is in the process of financing and listing  on a stock exchange or completing a transactions with another company which will be financed and listed on a stock exchange (the listing entity called “NewCo”) which will assume the obligations and commitments outlined in this letter agreement.

This letter agreement is intended to be binding upon Golden Goliath Resources Ltd. and its wholly owned Mexican subsidiary Minera Delta S.A. de C.V. (collectively “GNG”).

For the purposes of this letter agreement the term “Corona Property” shall mean the four mineral claims totaling 850 hectares near Uruachi, Chihuahua, Mexico with the approximate Northing and Easting property limits (UTM, Zone 12) of 3080400 – 3084800 and 765500 – 760000 respectively.

Mineral Claim	Title Number	Hectares
Corona	Exploitation # 198230	364
Corona II	Exploitation # 198996	350
Corona III	Exploitation # 200625	100
Esperanza	Exploitation # 177101	36

together with any additional claims to be staked in accordance with paragraph 6 below.

For the purposes of this letter agreement the term “El Chamizal Property” shall mean the two mineral claims  Chamizal Este, Title # 222631 covering an area of 285.00 hectares and Chamizal Oeste, Title # 222630, covering an area of 404.00 hectares, near the village of El Chamizal, Chihuahua, Mexico together with any additional claims to be staked in accordance with paragraph 6 below.

1.

In order to exercise the Corona Option the Optionee shall spend $500,000 in work expenditures in respect of the Corona Property over a period of three (3) years or less, of which at least $200,000 much be spent within one year of the date of this letter agreement, and also issue a total of 300,000 shares of NewCo to GNG over three (3) years or less. 50,000 shares to be issued on listing on a stock exchange, 100,000 shares on or before the date which is 12 months from the date of listing on a stock exchange and 150,000 shares on or before the date which is 24 months form listing on a stock exchange.

2.

In order to exercise the El Chamizal Option the Optionee shall spend $200,000 in work expenditures in respect to the El Chamizal Property over a period of three (3) years or less and also issue a total of 150,000 shares of NewCo to GNG over three (3) years or less. 25,000 shares to be issued on listing on a stock exchange, 50,000 shares on or before the date which is 12 months from the date of listing on a stock exchange and 75,000 shares on or before the date which is 24 months form listing on a stock exchange.

3.

For the purposes of paragraphs 1 and 2 above, “work expenditures” means all cash, expenses and obligations funded, spent or incurred directly or indirectly on exploration, evaluation and development activities on or for the mineral rights that comprise the Corona Property or the El Chamizal Property, as the case may be.  Such expenditures shall include, but not be limited to, land payments, fees, taxes and charges required to keep or secure the mineral rights that comprise the respective properties in good standing, all expenditures for geophysical, geo-chemical and geological work, all expenditures for surveys, staking costs, assays, drilling, metallurgical testing, engineering, construction and all other expenditures directly benefiting the mineral rights that comprise the respective properties and the work thereon.

4.

Upon the Optionee having exercised the Corona Option, the parties will form a 60/40 joint venture for the further development of the Corona Property.

5.

Upon the Optionee having exercised the El Chamizal Option, the parties will form a 60/40 joint venture for the further development of the El Chamizal Property.

6.

The parties agree to negotiate in good faith a formal joint venture agreement upon exercising the El Chamizal Option or the Corona Option containing standard industry terms and the principles described herein expressed in such fashion together with such other provisions as the parties and their respective counsel deem appropriate following further good faith negotiations between the parties.

7.

The Optionee agrees to provide close communication and cooperation to GNG in the advancement of its listing on a stock exchange and the development and execution of any exploration program during the term of this letter agreement.

8.

This letter agreement will terminate and be of no further force or effect if by December 31, 2007, the Optionee has not listed Newco on a stock exchange or initiated a $200,000 work program on the Corona Property.  If this letter agreement is terminated prior to the exercise of the El Chamizal or Corona Option by the Optionee, the Optionee shall return to GNG at no cost to GNG 100% undivided right, title and interest in the El Chamizal or Corona Property, and any claims staked by the Optionee within two kilometers of those claims, as the case may be, in good standing, free and clear of all liens and encumbrances and deliver to GNG copies of all exploration and development data not previously delivered.

9.

There will be a two kilometer area of interest around the Corona Property and the El Chamizal Property.

10.

This agreement may be assigned in whole or in part by the Optionee in order to effect the listing of Newco on a stock exchange.

To indicate your acceptance and agreement to the terms and conditions outlined herein please execute and return the enclosed copy of this letter whereupon a binding agreement will be in effect between us. Although this letter agreement creates binding legal obligations between the parties it is intended that a more comprehensive option agreement will be entered into which will supersede this letter agreement. If no such formal option agreement is entered into this letter agreement will govern the relationship between the parties.

Accepted and agreed to by: COMSTOCK CAPITAL CORP. , President
Accepted and agreed to by: GOLDEN GOLIATH RESOURCES LTD. , President	on its own behalf and on behalf of its wholly owned subsidiary Minera Delta S.A. de C.V. this ______ day of May, 2007